Exhibit 99.1

Maris-Tech Secures Pilot Order for
Drones OEM Module from U.S.-Based Customer

Pilot deployment for loitering munitions use case reinforces platform adoption and reseller-driven growth

Rehovot, Israel, April 24, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)- based edge computing technology, today announced it has received a pilot order from a U.S.-based customer for its drones OEM module. The order was placed via one of Maris-Tech’s authorized resellers and is intended to support a loitering munitions use case.

The pilot program is designed to evaluate the integration of Maris-Tech’s OEM module for unmanned platforms within next-generation systems, enabling real-time video processing and onboard intelligence in operational environments.

This order reflects Maris-Tech’s momentum as a leading supplier of solutions for drone-based intelligence applications and supports the Company’s ongoing expansion efforts in the U.S. market, particularly in mission-critical scenarios where size, weight, power, and latency constraints are key. The order was received through Maris-Tech’s reseller channel, reflecting the Company’s expansion through its reseller ecosystem.

“We believe that this pilot order demonstrates continued validation of our technology in operational environments,” said Israel Bar, Chief Executive Officer of Maris-Tech. “We are seeing growing demand for compact, high-performance edge AI solutions that can operate directly on the platform. Expanding our footprint in the U.S. market, together with our reseller ecosystem, remains a key strategic priority.”

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the expected benefits of the pilot order, the successful evaluation and integration of the OEM module in the pilot program, momentum and commercial growth in drone-based intelligence applications, the Company’s ongoing expansion in the U.S. market, growth and effectiveness of the reseller ecosystem, increasing demand or market interest for compact edge AI solutions, expansion of the Company’s footprint through reseller relationships, and future performance and benefits of the Company’s products in mission-critical environments. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com